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                                                                     EXHIBIT 4.2

                             FIRST AMENDMENT TO THE
                           CHAMPION ENTERPRISES, INC.
             2000 STOCK COMPENSATION PLAN FOR NONEMPLOYEE DIRECTORS

         In accordance with Board resolutions adopted by the Board of Directors of Champion Enterprises, Inc. (the "Corporation"), the Champion Enterprises, Inc. 2000 Stock Compensation Plan For Nonemployee Directors is hereby amended effective November 4, 2000 as set forth below:

         1. A new section 3.7 entitled "SPECIAL YEAR 2000 SHARE PURCHASE AND OPTION GRANT" is added to the Plan, to read as follows:

         3.7 SPECIAL YEAR 2000 SHARE PURCHASE AND OPTION GRANT. Effective immediately and running until December 29, 2000, (the "Window Period"), each Director shall have the right to purchase between 2,000 and 25,000 shares of the Corporation's Common Stock. Those Directors who exercise this purchase right shall then be granted a Special Year 2000 Option grant under the Plan at a four to one ratio for every share purchased during the Window Period (the "Special 2000 Option Grant"). The purchase price for purchased shares and for options granted pursuant to the Special 2000 Option Grant shall be equal to the Fair Market Value of the Corporation's Common Stock on the Grant Date, which for this purpose shall be the first business day immediately preceding the date during the Window Period on which the Director exercises the right to purchase. A Director becomes vested in and eligible to exercise twenty-five percent of an outstanding Special 2000 Option Grant on each anniversary of the Grant Date until the Special 2000 Option Grant becomes fully vested and exercisable. Any portion of a Special 2000 Option Grant that has not vested shall be forfeited upon a Director's termination of services on the Board for any reason. Further, no portion of a Special 2000 Option Grant shall remain exercisable after seven years from the Grant Date. Except as set forth in this Section 3.7, the Special 2000 Option Grant shall be subject to the general terms applicable to Option granted under Section 3.1 of the Plan.

         THIS FIRST AMENDMENT to the Champion Enterprises, Inc. 2000 Stock
Compensation Plan For Nonemployee Directors is executed on the      day of
November, 2000.


                                              CHAMPION ENTERPRISES, INC.



                                              By:  /s/ Walter R. Young
                                                --------------------------------
                                              Walter R. Young
                                              Chairman of the Board of Directors
                                              President and Chief Executive
                                                     Officer